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April 26, 2013 Via EDGAR Michael Clampitt Senior Attorney Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Encore Capital Group, Inc.
Registration Statement on Form S-4
Filed March 27, 2013
File number 333-187581
and Form 10-K
Filed February 13, 2013
File number 0-26489

Asset Acceptance Capital Corp.
Form 10-K
Filed March 7, 2013
File number 0-50552

Dear Mr. Clampitt:

On behalf of Encore Capital Group, Inc. (the “Company”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 22, 2013 related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed on March 27, 2013 and the Company’s Annual Report on Form 10-K, filed on February 13, 2013.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form S-4 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement filed on March 27, 2013.

April 26, 2013

In addition, we have been informed that, on the date hereof, Asset Acceptance Capital Corp. (“AACC”) will file, via EDGAR, an amendment to its Annual Report on Form 10-K, originally filed March 7, 2013, in response to comment No. 26 of the Comment Letter.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement.

Form S-4

Cover Page

1.	In your next amendment, revise to add cover pages, as appropriate, and include the information required by Items including the number of shares being offered. Item 501(b)(2) of Regulation S-K. Additionally, disclose if holders may request and be paid entirely in cash.

Response: In response to the Staff’s comment, the Company has revised the cover page as appropriate and included disclosure that holders of AACC common stock may request and be paid entirely in cash.

Table of Contents, page i

2.	Revise to add the Questions and Answers and page numbers.

Response: In response to the Staff’s comment, the Company has revised the Table of Contents.

Questions and Answers About the Merger …

What is the “golden parachute” compensation …, page vii

3.	Add a cross-reference to the Table on page 68.

Response: In response to the Staff’s comment, the Company has added a cross-reference to the section of the Amended Registration Statement containing the “golden parachute” compensation table on page 72.

What will happen if stockholders do not approve…, page vii

4.	Revise the last sentence to clarify under what conditions the “golden parachutes” may or may not be paid.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify under what conditions the “golden parachutes” may or may not be paid.

Appraisal Rights, page 6

April 26, 2013

5.	Revise to add a Q&A for Appraisal Rights and include specific, detailed instructions on how to perfect those rights.

Response: In response to the Staff’s comment, the Company has added a question and answer regarding appraisal rights, and included specific and detailed instructions on how to perfect those rights.

Termination Fee, page 8

6.	Revise to define the terms, “superior proposal”, “excluded party”, and “excluded party deadline”. In addition, disclose if failure to obtain stockholder approval will result in any termination fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the sections of the Amended Registration Statement entitled “‘No-Shop’ Provisions of the Merger Agreement Restrict AACC from Soliciting Other Offers; Exceptions” and “Termination Fee” beginning on pages 7 and 9 respectively.

Material U.S. Federal Income Tax…, page 9

7.	Revise to indicate an opinion has been received that the transaction is taxable and add the cross-reference page number.

Response: The Company advises the Staff that consistent with (i) Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinion in Registered Offerings, published October 14, 2011, and (ii) the existing disclosure in the Amended Registration Statement regarding the taxable nature of the transaction, the Company has deleted the reference to the delivery of a tax opinion in the Amended Registration Statement, as a tax opinion is not required “when a registrant represents that an exchange offer or a merger is a taxable transaction.”

Litigation Relating to the Merger, page 10

8.	Please update this disclosure to the latest date feasible.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the section of the Amended Registration Statement entitled “Litigation Relating to the Merger” on page 11.

Summary Historical and Pro Forma Financial Data

Unaudited Summary Pro Forma Condensed Combined Financial Information, page 16

9.	Please revise to include a description of the pro forma adjustments similar to that provided in your presentation of unaudited pro forma condensed combined financial statement beginning on page 95.

April 26, 2013

Response: In response to the Staff’s comment, the Company has included a the description of the pro forma adjustments in the section of the Amended Registration Statement entitled “Summary Historical and Pro Forma Financial Data–Unaudited Summary Pro Forma Condensed Combined Financial Information,” beginning on page 17.

Comparative Per Share Data, page 17

10.	Please revise your table on page 18 to differentiate between Asset Acceptance Capital Corp. (AACC) and Encore common stock per share data.

Response: In response to the Staff’s comment, the Company has revised the table on page 21 to differentiate between AACC and the Company common stock per share data.

Cautionary Statement…, page 25

11.	This appears to be a laundry list of possible problems. Please consider the need to address these matters as risk factors and otherwise limiting them to a reasonable number.

Response: In response to the Staff’s comment, the Company has reduced the list and revised its disclosure under the section of the Amended Registration Statement entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.

Background of the Merger, page 32

12.	We note the reference to crossed information at the top of page 34 and the projections included later in the filing. Please confirm supplementally that all crossed information between the two companies has been provided in the filing.

Response: In response to the Staff’s comment, the Company confirms that all crossed projections between the Company and AACC have been provided in the filing under the section of the Amended Registration Statement entitled “Certain Unaudited Financial Forecasts Prepared by the Management of AACC” beginning on page 59.

13.	We note your disclosure on page 41 that on March 26, 2013, AACC and Company B entered into a confidentiality agreement and Company B was granted access to AACC’s electronic data room. We also note your disclosure on page 8, which states that as of March 27, 2013, one third party has submitted an alternative proposal to AACC. Please revise your disclosure to address any updates with respect to these communications and to speak to the potential for any termination fee AACC may be required to pay Encore as discussed on page 8.

Response: In response to the Staff’s comment, the Company has (i) deleted the reference to a third party submitting an alternative acquisition proposal on page 8 of the Registration Statement (which third party was referred to as “Company B” in the section

April 26, 2013

of the Registration Statement entitled “Background of the Merger” beginning on page 35), and (ii) revised its disclosure regarding Company B on page 44.

14.	Please revise this section to address the negotiated opportunity for AACC to further pursue an alternative acquirer and give the latest date to which this can extend. This appears to include at least some of the bullet information beginning towards the bottom of page 43. Describe the parties referenced in the fourth such bullet and the current intent of AACC to pursue an acquisition by these parties. We also note the related information on page 82.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the section of the Amended Registration Statement entitled “Background of the Merger,” beginning on page 35.

Opinion of AACC’s Financial Advisor, page 48

15.	Pursuant to the plain English guidance, as on the prospectus cover, please revise to eliminate the all caps text at this heading.

Response: In response to the Staff’s comment, the Company has eliminated the all caps text in the Section of the Amended Registration Statement entitled “Opinion of AACC’s Financial Advisor” on page 52.

General, page 55

16.	Please revise to disclose the total amount received by William Blair from AACC in the last two years.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the total amount received by William Blair from AACC in the last two years on page 59.

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

17.	We note disclosure in footnote A and footnote H to your pro forma financial statements on page 98 that you intend to fund the cash portion of the acquisition in addition to the pay-off of AACC’s debt by use of your existing credit facility. Please tell us and revise your filing where necessary to address the following:

•

We note disclosure on page F-21 of your Form 10-K for fiscal year ended December 31, 2012 that states that your current revolving credit facility and term loan facility was increased to $595 million on December 6, 2012 and that there is an accordion feature will allow for you to increase your credit facility an additional $180 million. Please confirm this is what you expect to do and tell us whether you have requested and received approval for this increase. Otherwise, tell us how you plan to obtain borrowings in order to fund the acquisition and repayment of outstanding AACC debt.

April 26, 2013

•

We also note borrowing base calculations, restrictions and covenants, and acquisition limits related to this credit facility on page F-21 of your Form 10-K for fiscal year ended December 31, 2012. Please address your proposed compliance with these requirements taking into consideration the expected increase to the credit facility as a result of this acquisition and AACC debt repayment.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote H to the Unaudited Pro Forma Condensed Combined Financial Statements on page 104. In addition, the Company advises the Staff that the Company is currently negotiating an amendment to its existing credit facility that, if amended, will result in an increased credit limit sufficient to fund the merger. The proposed amendment would also amend the borrowing base calculation, certain restrictions and covenants, and acquisition limits that will, if amended, allow for the merger.

18.	We note disclosure in footnote B to your pro forma financial statements on page 98, which states that the fair value of the acquired investment in receivable portfolios of AACC includes a $60 million fair value adjustment. Please revise your footnote disclosure to explain, in more detail, the underlying reasons to support this fair value adjustment, including disclosure of the major assumptions used to determine this adjustment in accordance with Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote B to the Unaudited Pro Forma Condensed Combined Financial Statements on page 103.

19.	We note your disclosure in footnotes C, K and L describing the adjustments made to align AACC’s accounting treatment for court costs with that of Encore. Please expand these disclosures to describe both accounting policies with a focus on the specific changes that were made which resulted in these adjustments.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnotes C, K and L to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 103.

Material United States Federal Income Tax Consequences…, page 101

20.	Please revise to reflect that this section is based on an opinion, filed as an exhibit, and identify the firm which provided the opinion.

Response: The Company advises the Staff that consistent with (i) Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinion in Registered Offerings, published October 14, 2011, and (ii) the existing disclosure in the Amended Registration Statement regarding the taxable nature of the transaction, the Company has deleted the reference to the delivery of a tax opinion in the Amended Registration Statement, as a tax opinion is not

April 26, 2013

required “when a registrant represents that an exchange offer or a merger is a taxable transaction.”

Exhibits and Financial Statement Schedules, page II-2

21.	We note that exhibit 5.1 and 8.1 have not been filed. Please file them with your next amendment so that we can examine them.

Response: The Company advises the Staff that exhibit 5.1 has been filed with the Amended Registration Statement. As discussed above in responses to comments Nos. 7 and 20, a tax opinion will not be delivered in connection with the transaction.

22.	We note that Asset Acceptance has filed an 8-K that discloses various retention agreements that have been entered into in connection with the merger; however, these agreements have not been filed with the S-4. Please file all material agreements with your next amendment to the S-4.

Response: The Company advices the Staff that it has filed certain retention agreements between AACC and its executive officers as exhibits to the Amended Registration Statement.

Encore Capital Group, Inc., Form 10-K for the year ended December 31, 2012

We are dependent on third parties…, page 14

23.	Please supplementally provide us, with a view towards additional disclosure under “Third Party Collection Agencies” (page 5) in future filings, a fairly detailed discussion of this situation. Quantify the receivables collected and the fees paid for each of the last 2 years.

Response: In response to the Staff’s comment, the Company will provide in future filings additional disclosure with respect to “Third Party Collection Agencies” similar to the disclosure provided below which was included on page 42 of the Company’s Annual Report on Form 10-K under the heading “Collection agency commissions—Portfolio purchasing and recovery.”

During the year ended December 31, 2012, the Company incurred $15.3 million in commissions to third-party collection agencies, or 26.6% of the related gross collections of $57.6 million, compared to $14.2 million in commissions, or 29.7% of the related gross collections of $47.7 million during the year ended December 31, 2011. During the quarter ended June 30, 2012, the Company acquired a large portfolio from a competitor where most of the customers’ accounts had been placed with third-party collection agencies. The Company has slowly transitioned these accounts from collection agencies to its internal operating sites. Until such transition is complete, there may be an increase in agency collections and related commissions. During the third and fourth quarter of 2012, the Company experienced an increase in such collections and commissions. During

April 26, 2013

the same period, the commission rate decreased as compared to the prior year as a result of the lower commission rates paid to the agencies where these accounts had been placed.

Legal Proceedings, page 26

24.	In future filings, quantify the dollar amount of damages sought in each case.

Response: In response to the Staff’s comment, the Company will include in future filings additional disclosure of the relief sought in the complaint, including the amount of damages, if specified.

Encore Capital Group, Inc., Proxy Statement

25.	We note that you haven’t filed your proxy statement for the current year. Since it is incorporated into the Form 10-K, which is incorporated into the Form S-4, we will need to examine it prior to effectiveness of the Form S-4. Please file it promptly or advise.

Response: The Company advises the Staff that, on April 26, 2013, prior to the filing of the Amended Registration Statement, the Company filed its proxy statement for the current year.

Asset Acceptance Capital, 10-K for Year ended December 31, 2012

General

26.	We note that portions of the 10-K incorporate information to be included in your proxy statement for your 2013 Annual Meeting. However, the S-4 states that Asset Acceptance will not have an annual meeting if the merger transaction is completed as contemplated. In light of this, please amend the 10-K to include the information omitted no later than April 30, 2013.

Response: AACC has advised the Company that, in response to the Staff’s comment, AACC has included the omitted information in its amended Annual Report on Form 10-K filed with the Commission on April 26, 2013.

Item 3. Legal Proceedings

27.	We note the disclosure regarding class action lawsuits. Please revise the 10-K to provide the information required by Item 103 of Regulation S-K for any current class action lawsuit to which Asset Acceptance is a party, if any, where the amount in question is material to the company, regardless of your history settling such claims.

Response: AACC has advised the Company that AACC has reviewed its disclosure under Item 3, Legal Proceedings, in its Annual Report on Form 10-K, and that it does not believe that any of the pending class action lawsuits to which AACC is party rises to the

April 26, 2013

level of materiality that requires the disclosure of any additional information required by Item 103 of Regulation S-K.

*    *    *    *

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk of Latham & Watkins LLP

cc:	Gregory L. Call, Encore Capital Group, Inc.

Encore Capital Group, Inc.

3111 Camino Del Rio North, Suite 1300

San Diego, California 92108

April 26, 2013

Michael Clampitt

Senior Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Capital Group, Inc.
Registration Statement on Form S-4
Filed March 27, 2013
File number 333-187581
and Form 10-K
Filed February 13, 2013
File number 0-26489

Reference is made to the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated April 22, 2013, related to the above-referenced Registration Statement on Form S-4, filed on March 27, 2013, and Annual Report on Form 10-K, filed on February 13, 2013 (the “Annual Report”). In connection with Encore Capital Group, Inc.’s responses to Nos. 23 and 24 of the Comment Letter regarding the Annual Report, Encore Capital Group, Inc. hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Sincerely,

/s/ Gregory L. Call
Gregory L. Call Senior Vice President, General Counsel and Corporate Secretary